Exhibit 99.1

Sun Life Financial Inc. announces intention to redeem Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures

TORONTO, March 14, 2019 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its intention to redeem all of the outstanding $250 million principal amount of Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures (the "Debentures") in accordance with the redemption terms attached to the Debentures. The redemption will be funded from existing cash and liquid assets.

The Debentures are redeemable at Sun Life Financial Inc.'s option on or after May 13, 2019 at a redemption price per Debenture equal to the principal amount together with accrued and unpaid interest to the date of redemption. Sun Life Financial Inc. intends to redeem the Debentures on May 13, 2019 (the "Redemption Date"). Notice will be delivered to the holders of the Debentures in accordance with the terms outlined in the trust indenture governing the Debentures.

After the Debentures are redeemed, interest will cease to accrue from and after the Redemption Date and holders of Debentures will not be entitled to exercise any rights as holders other than to receive the redemption price.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2018, Sun Life Financial had total assets under management of $951 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars.

Media Relations Contact:	Investor Relations Contact:
Rajani Kamath	Greg Dilworth
Associate Vice-President	Vice-President
Corporate Communications	Investor Relations
T. 416-979-6070	T. 416-979-6230
rajani.kamath@sunlife.com	investor.relations@sunlife.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:01e 14-MAR-19